SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/06/18


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,114,054

8. SHARED VOTING POWER
874,550

9. SOLE DISPOSITIVE POWER
1,114,054
_______________________________________________________

10. SHARED DISPOSITIVE POWER
874,550



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,988,604 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

15.32%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,114,054

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,114,054
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,114,054 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
8.58%

14. TYPE OF REPORTING PERSON

IC

___________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
1,114,054

8. SHARED VOTING POWER
874,550

9. SOLE DISPOSITIVE POWER
1,114,054
_______________________________________________________

10. SHARED DISPOSITIVE POWER
874,550



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,988,604 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

15.32%

___________________________________________________________



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,114,054

8. SHARED VOTING POWER
874,550

9. SOLE DISPOSITIVE POWER
1,114,054
_______________________________________________________

10. SHARED DISPOSITIVE POWER
874,550



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,988,604 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

15.32%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,114,054

8. SHARED VOTING POWER
874,550

9. SOLE DISPOSITIVE POWER
1,114,054
_______________________________________________________

10. SHARED DISPOSITIVE POWER
874,550



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,988,604 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

15.32%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #4 to the schedule 13d filed February 3, 2017. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. REASON FOR TRANSACTION
See Exhibit A - Letter to the company.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on October 27, 2017 there were 12,977,001 shares of common stock outstanding as of August 31, 2017. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of February 6, 2018, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,988,604 shares of PCF (representing 15.32% of PCF's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 1,988,604 shares of PCF include 1,114,054 shares (representing 8.58% of PCF's outstanding shares) that are beneficially owned by Messrs. Goldstein, Dakos, and Samuels, and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Ltd., Opportunity Income Plus, Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Messrs. Goldstein, Dakos, and Samuels and the Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,988,604 shares of PCF beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 874,550 shares (representing 6.74% of PCF's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 1,114,054 shares. Bulldog Investors, LLC has shared power to dispose of and vote 874,550 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of PCF's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) Since the last filing on 1/18/18 the following shares of PCF were purchased:

Date:		        Shares:		Price:
01/18/18		41,643		9.0999
01/19/18		4,000		9.0887
01/25/18		3,358		9.1852
01/29/18		1,043		9.1662
01/30/18		4,685		9.1222
01/31/18		15,248		9.1176
02/01/18		8,700		9.1817
02/02/18		100		9.0000



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/7/18

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.


Exhibit A:


	   Full Value Partners L.P., 250 Pehle Ave., Suite 708
                        Saddle Brook, NJ 07663
	    (914) 747-5262 // pgoldstein@bulldoginvestors.com

							February 6, 2018

Putnam High Income Securities Fund
One Post Office Square,
Boston, Massachusetts 02109

Attention: Michael J. Higgins, Clerk

Dear Mr. Higgins:

    Full Value Partners, L.P. beneficially owns 374,317 shares of Putnam High Income Securities Fund (the "Fund") including 200 shares in registered name. In aggregate, Bulldog Investors, LLC, the investment advisor of Full Value Partners, L.P., its clients, and I beneficially own approximately 2 million shares of the Fund.

    Pursuant to Article 12 of the bylaws of the Fund, at the next annual shareholder meeting we intend to present two proposals and to nominate seven persons for election as Trustees, none of whom personally owns any shares of the Fund except for 10,772 shares that I beneficially own jointly with my wife. Each nominee is a U.S. citizen, has consented to being named in any proxy statement as a nominee and to serve as a trustee if elected, and may be contacted by writing to him c/o Bulldog Investors, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663. No nominee is an interested person of the Fund, there are no arrangements or understandings between Full Value Partners, L.P. and any proposed nominee or any other person, and we are not aware of any family relationship between any proposed nominee and any director or officer of the Fund. We intend to have a representative of Full Value Partners, L.P. appear in person or by proxy at the meeting to act on the matters proposed below.

   Proposal 1 reads as follows:

      The shareholders of Putnam High Income Securities Fund (the "Fund") request that the Board of Trustees authorize a self-tender offer for at least 50% of the outstanding common shares of the Fund at or close to net asset value (NAV).

    We support Proposal 1 and believe it is in the best interest of stockholders because a significant self-tender offer at or close to NAV will afford them an opportunity to realize a price equal or close to NAV rather than selling at a discount to NAV.

   Proposal 2 reads as follows: "The number of Trustees shall be fixed at
				 seven."

   We support Proposal 2 and believe it is in the best interest of stockholders because we believe a seven-trustee board is all that is necessary to oversee the Fund.

Our nominees are the following persons:

    Phillip Goldstein (born 1945) - Member of Bulldog Investors, LLC, an SEC-registered investment adviser that serves as the investment adviser to, among other clients, the Bulldog Investors group of private investment funds and Special Opportunities Fund, Inc., a registered closed-end investment company; Principal of the general partner of the private investment partnerships in the Bulldog Investors group of private funds; Chairman of the Mexico Equity & Income Fund, Inc.; Secretary and Chairman of Special Opportunities Fund, Inc.; Director of MVC Capital, Inc.; Director of Brookfield DTLA Fund Office Trust Investor; Trustee of Crossroads Liquidating Trust; Chairman of Brantley Capital Corporation (until 2013); Director of ASA Ltd. (until 2013); Chairman of Emergent Capital, Inc.
    (until 2017).

    Andrew Dakos (born 1966) - Member of Bulldog Investors, LLC, an SEC-registered investment adviser that serves as the investment adviser to, among other clients, the Bulldog Investors group of private investment funds and Special Opportunities Fund, Inc., a registered closed-end investment company; Principal of the general partner of the private investment partnerships in the Bulldog Investors group of private funds; President and Director of Special Opportunities Fund; Director of Swiss Helvetia Fund, Inc.; Director of Brookfield DTLA Fund Office Trust Investor; Trustee of Crossroads Liquidating Trust; Director of Brantley Capital Corporations (until 2013); Director of the Mexico Equity & Income Fund (until 2015) Director of Emergent Capital, Inc. (until 2017).

    Rajeev Das (born 1968) - Principal of the general partner of the private investment partnerships in the Bulldog Investors group of investment funds; Head Trader of Bulldog Investors, LLC, an SEC-registered investment adviser that serves as the investment adviser to, among other clients, the Bulldog investors group of private investment funds and Special Opportunities Fund, Inc., a registered closed-end investment company; Director and Chairman of the Audit Committee of the Mexico Equity & Income Fund; Vice President of Special Opportunities Fund, Inc.

    Richard Dayan (born 1943) - President and owner of Cactus Trading, an importer and exporter of clothing and accessories. Mr. Dayan formerly served for fifteen years as controller for Biltmore Textiles, a major textile company. Prior to that, he was an auditor for a public accounting firm; Director of Emergent Capital, Inc. (until 2016).

    Gerald Hellerman (born 1937) - Managing Director of Hellerman Associates
    (a financial and corporate consulting firm) from 1993 to December 31, 2013. Chief Compliance Officer and director of Mexico Equity and Income Fund, Inc. and Special Opportunities Fund, Inc.; Director and Chair of the Audit Committee, MVC Capital, Inc.; Director, Ironsides Partners Opportunity Offshore Fund Ltd. (until 2017); Director and Chair of the Audit Committee of Emergent Capital, Inc.; Director (until 2017), Director of Crossroads Capital, Inc. (f/k/a BDCA Venture, Inc.) (until 2017); Trustee of Crossroads Liquidating Trust; Trustee of Fiera Capital Series Trust; Director, Brantley Capital Corporation (until 2013).

    Ben H. Harris (born 1968) - Ben Harris currently serves as Administrator of Crossroads Liquidating Trust having served as the CEO of Crossroads Capital, Inc. (Nasdaq: XRDC). He previously served as an investment professional for MVC Capital, Inc. (NYSE: MVC) and Administrator of Brantley Capital Corp. (Nasdaq: BBDC). Ben holds a J.D. and is a member of the Nebraska bar, serves as Chair or member of several Audit Committees alongside service on numerous boards, including Nebraska Bank of Commerce, NBC Trust Company, Mountain View Bank of Commerce, and Special Opportunities Fund (NYSE: SPE).

    Moritz Sell (born 1967) -- Mr. Sell currently serves as a Principal at Edison Holdings GmbH (commercial real estate and venture capital). In addition, Mr.Sell currently serves as Senior Advisor to Markston International LLC, an independent asset manager. Formerly, a Senior Executive, Director, Market Strategist, and Head of Proprietary Trading (London Branch) at Landesbank Berlin AG (banking) and its predecessor, now holding company, Landesbank Berlin Holding AG (formerly named Bankgesellschaft Berlin AG) from 1996 to 2013. He has been a director of Aberdeen Greater China Fund since 2012, Chairman of the Board of Aberdeen Singapore Fund since 2011, a director of Aberdeen Australia Equity Fund
    since 2004, and a director of The Swiss     Helvetia Fund since 2017. From
    2000-2004, Mr. Sell was a director of France Growth Fund and from 1998-1999 he was a director of Growth Fund of Spain.

Please advise me immediately if you have any questions or concerns.

					       Very truly yours,

					       /S/ Phillip Goldstein
						Phillip Goldstein
						Member
						Full Value Advisors, LLC
						General Partner